Exhibit 99.1
NewLead Holdings Ltd.
Announces
Five-Year New Time Charters for Two Product Tankers
PIRAEUS, GREECE, February 16, 2011 — NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead”), an international, vertically integrated shipping company, today announced that it has entered into two new long-term time charter contracts with a first-class charterer for two product tankers, the Newlead Compass and the Newlead Compassion, each built in 2006.
The Newlead Compass (72,934 dwt) and the Newlead Compassion (72,782 dwt) have each been chartered-out for a five-year period. The vessels are expected to commence their charters during the second quarter of 2011. The net daily charter-out rate for each vessel will be $11,700 for the first year, $13,650 for the second, third and fourth year and $15,600 for the fifth year. In addition, during the term of the charters, Newlead will have a profit-sharing interest equal to 50% of the actual earnings up to $26,000 per day and 30% above such amount.
Mr. Michael Zolotas, president and chief executive officer of NewLead, stated, “We believe the combination of long-term coverage with a quality counterparty, escalating rates and profit sharing provides an overall excellent transaction for Newlead. We have established an attractive and increasing base rate that secures our downside and can participate in our upside through the profit sharing mechanism throughout the term of the charter”
COVERAGE
As a result of this transaction, Newlead expects to have 73% of its operating days covered for 2011, 56% for 2012 and 46% for 2013.
About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international, vertically integrated shipping company that owns and manages product tankers and dry bulk vessels. NewLead currently controls 22 vessels, including six double-hull product tankers and 16 dry bulk vessels of which four are newbuildings. NewLead’s common shares are traded under the symbol “NEWL” on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be ''forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions and business strategy. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Contact:	Media Contact:
Sarah Freeman	Elisa Gerouki
CJP Communications	NewLead Holdings Ltd.
+1 (212) 279 3115 x244	+ 30 (213) 014 8023
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